FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of
February 2003

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ____

On February 5, 2003, Compugen Ltd. (the “Registrant”) issued the press release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd. (Registrant) By: /s/ Mor Amitai —————————————— Name: Mor Amitai Title: President and CEO Date: March 4, 2003

Exhibit 1

Compugen Ltd. Reports Fourth Quarter and Year End 2002 Financial Results

February 5, 2003

TEL AVIV, ISRAEL, February 5, 2003 — Compugen Ltd. (Nasdaq: CGEN) today reported financial results for the fourth quarter and year-end December 31, 2002.

Revenues for the year 2002 were $11.1 million (including $1.8 million from research and development grants), compared to $11.4 million for 2001 (including $994,000 from research and development grants).The net loss for 2002 was $12.2 million (including a non-cash charge of $861,000 for amortization of deferred compensation), or $0.47 per share, compared with a net loss of $15.1 million (including a non-cash charge of $2.6 million for amortization of deferred compensation), or $0.58 per share, for 2001.

For the fourth quarter ended December 31, 2002, revenues were $2.7 million (including $441,000 from research and development grants) compared to $3.1 million for the same quarter in 2001 (including $406,000 from research and development grants).The net loss for the fourth quarter 2002 was $3.2 million (including a non-cash charge of $183,000 for amortization of deferred compensation), or $0.12 per share, compared to a net loss of $4.1 million (including a non-cash charge of $751,000 for amortization of deferred compensation), or $0.16 per share, for the corresponding quarter in 2001.

As of December 31, 2002, Compugen had $67.3 million in cash, cash equivalents, cash deposits and marketable securities, a decrease of $3.3 million from $70.6 million as of September 30, 2002, and a decrease of $11.2 million from December 31, 2001.

Commenting on the results for 2002, Mor Amitai, Ph.D., President and Chief Executive Officer stated, “During the past year, we succeeded in substantially expanding our core technologies. In doing so, we continued to broaden the base for future revenues both from our technology applications and service offerings, and from potential therapeutics and diagnostics based on specific discoveries made by the Company. This progress has continued into 2003 with the announcement of a LEADS platform agreement with Abbott to accelerate identification of drug targets, and the announcement of our first major royalty bearing agreement based on proteins discovered by Compugen, with Diagnostic Products Corporation for the development of diagnostic assays for cancer. In addition,” Dr. Amitai continued, “we have leveraged our unique technologies and capabilities through the creation and initial venture funding of a subsidiary company, Evogene, to pursue applications in agriculture, while allowing us to maintain Compugen’s focus on human health.”

Year 2002 Highlights

•	Expansion of LEADS collaboration with Novartis to include target validation through development of a new large-scale RNA interference (RNAi) platform

•	Announcement of an agreement with diaDexus Inc. for utilization of the LEADS platform to expand and accelerate diaDexus’ ability to identify and validate diagnostic markers and therapeutic targets

•	Announcement of a co-development agreement with Millennium Pharmaceuticals, Inc. for the prediction of protein pathways for use in drug discovery and development

•	Collaboration with Gene Logic Inc. integrating Compugen’s human GencartaTM annotated genomic and proteomic database with the gene expression information in Gene Logic’s GeneExpress® Suite

•	Discovery of two novel prostate-specific proteins encoded by splice variants of the prostate specific antigen (PSA) gene and a related gene; a discovery that lead in early 2003 to the announcement of the Company’s first major royalty-bearing agreement

•	Important progress in Compugen’s program for small molecule lead creation in the form of platform design and initial development and concept validation activities

•	The development and initial testing of the Company’s first pilot project in the area of predictive drug response

•	Establishment of Evogene as a subsidiary focusing on agricultural biotechnology through the combination of Compugen’s technologies with classical plant breeding methodologies

Looking to the Future
Compugen is the leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine, creating new approaches for the improvement of human health. The Company’s research and development efforts, with respect to each of these three disciplines, focus on utilizing this competitive advantage to significantly increase the probability of success of drug and diagnostic development and usage.

Compugen’s business model supports two types of revenues: “technology based” revenues where certain capabilities that the Company develops are provided to other organizations in the form of platforms, tools and services; and “discovery based” revenues where Compugen will receive payments as a result of the development and commercialization of therapeutic or diagnostic products in the form of milestones, royalties, joint-venture revenues or other forms of profit sharing.

Compugen’s current expectations with respect to each of its three areas of activity are as follows:

•	Biology (drug targets, therapeutic proteins and diagnostic markers)

This is Compugen’s largest and most mature area of activity, and has been the basis for the Company’s revenues to date, essentially all of which have been in the form of “technology based” revenues. In addition to the on-going development of current and new technologies, the Company’s activities are resulting in the accelerating discovery of intellectual property, with Compugen’s research efforts focused on protein therapeutics and diagnostics markers. Progress in this area is publicly demonstrated through the announcement of achievements such as: platform collaborations with leading pharmaceutical and biotechnology companies; the publication of Compugen discoveries in scientific journals; issuance of potentially important patents; and agreements with other organizations for the commercialization of therapeutic and diagnostic products based on the Company’s discoveries for which it will share in future revenue. Currently, Compugen has no plans to fully develop and market drug or diagnostic products on its own, but the Company will likely consider this in the future.

•	Chemistry (small molecule lead creation)

Compugen has a significant program to develop a unique technology for discovering lead compounds for protein targets. If this program is fully successful, the resulting technology platform will provide for the rapid creation of lead compounds for target proteins, without the need for either protein structure information or high throughput screening of large “drug-like” compound libraries. Although substantial progress has been made since initiation of this activity approximately three years ago, the underlying scientific rationale has not yet been fully validated, and for this and other reasons, the program remains a “high-risk, high-reward” activity. During 2003, Compugen’s major efforts for this program will be directed to completing additional validation studies, and continuing the development of the actual platform, which is estimated to be a three to four year activity. From a financial standpoint, the program is progressing towards a stage where, for its continued movement forward, additional resources will be required, and the Company is currently initiating discussions with potential partners.

•	Medicine (predictive drug response)

This is Compugen’s most recently initiated — and smallest in terms of currently allocated resources — of its three areas of activity. Compugen’s objectives with respect to predictive drug response are to improve the design of clinical trials and to enable improvement of benefit and safety in normal drug usage. This is to be accomplished through the development of advanced drug response analysis platforms based on multiple information types, such as clinical, environmental, genomic and phenotypic. The first pilot project is currently under development and validation. During 2003, the Company’s activities in this area will focus on the continuing development and expansion of the initial pilot project and the seeking of collaborations, on a research basis, with one or more pharmaceutical companies and/or healthcare organizations. The Company does not anticipate that this area of activity will provide revenues during 2003.

Financial Considerations
As with all companies at a similar stage of development, Compugen’s most important financial consideration is to ensure the availability of the financial resources necessary for the company to continue to develop until it reaches positive cash flow from operations. Therefore, the key short term financial measurements for Compugen relate to cash burn rate and cash balances.

Compugen's current expectations with respect to its financial results for 2003 are as follows:

•	Cash Burn:Compugen anticipates that its burn rate will be in the range of $14-16 million for calendar year 2003.

•	Cash Balances: Compugen began 2003 with $67.3 million in cash and cash related accounts and the Company’s expectation for year-end is approximately $52 million. This estimated year-end 2003 balance would represent more than three years of cash at the anticipated burn rate for 2003.

•	Research and Development: As Compugen continues to expand its technology base and internal intellectual property portfolio, research and development expenses for 2003 will remain Compugen’s largest category of expenditure, and are expected to continue to account for over 50% of the Company’s total operating expenses.

•	Revenues: For calendar 2003 budgeting purposes, Compugen assumed revenues of approximately $9 million, compared with actual revenues of $11.1 million for calendar 2002. Compugen intends to provide updated guidance with respect to revenues only in the event that any changes have a material impact on the Company’s cash burn and expected year-end cash balance.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its fourth quarter and year-end results on February 5, 2003 at 10:00 am EST. To access the conference call, please dial 1-866-500-4964 or 1-866-500-4965 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5933. The replay will be available until 12:00 noon EST on February 7, 2003.

The call will also be available via live Web cast through Compugen’s Website, located at www.cgen.com.

About Compugen
Compugen (NASDAQ: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house discovery. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like “may,” “expects,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2002	2001	2002	2001
	(unaudited)		(unaudited)
Revenues
Products and services	2,221	2,684	9,262	10,366
Research and development grants	441	406	1,835	994
Total revenues	2,662	3,090	11,097	11,360

Cost and Expenses
Cost of products and services	681	948	2,848	3,467
Research and development expenses	3,624	3,485	13,550	14,339
Sales and marketing expenses	1,421	1,496	5,341	6,054
General and administrative expenses	846	1,150	3,541	3,926
Amortization of deferred compensation	183	751	861	2,593
Total operating expenses	6,755	7,830	26,141	30,379

Operating loss	(4,093)	(4,740)	(15,044)	(19,019)

Financing income, net	876	616	2,840	3,875
Net loss	(3,217)	(4,124)	(12,204)	(15,144)

Basic and diluted net loss per ordinary share	(0.12)	(0.16)	(0.47)	(0.58)
Weighted average number of ordinary shares outstanding	26,143,383	26,031,039	26,103,343	26,005,784

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31, 2002	December 31, 2001
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash, cash equivalents and short-term investments	48,402	32,347
Receivables and prepaid expenses	4,581	3,159
Inventories	111	134
Total current assets	53,094	35,640

Long-term investments
Long-term cash deposits and corporate bonds	18,940	46,148
Other assets	1,422	1,229
Property and equipment, net	3,801	4,272
Total assets	$77,257	$87,289

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$ 4,949	$ 4,887
Deferred revenues	1,595	960
Total current liabilities	6,544	5,847

Accrued severance pay	1,832	1,380

Total shareholders' equity	68,881	80,062

Total liabilities and shareholders' equity	$77,257	$87,289